Filed by First Interstate BancSystem, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Western Bancorp, Inc.

Commission File No. 001-36688

Date: September 16, 2021

Dear Analysts,

We are excited to share with you that today, First Interstate BancSystem, Inc. (NASDAQ: FIBK) announced the signing of a definitive agreement to partner with Great Western Bancorp, Inc. (NYSE: GWB), which is headquartered in Sioux Falls, South Dakota. The all-stock transaction is valued at approximately $2.0 billion and is expected to be accretive to EPS, TBV per share, and our TCE/TA ratio.

Under the terms of the agreement, which was unanimously approved by both companies’ Board of Directors, GWB will merge into FIBK and the combined holding company and bank will operate under the First Interstate name and brand, with the Company’s headquarters remaining in Billings, Montana. Pending regulatory and shareholder approvals, the transaction is expected to close during the first calendar quarter of 2022; the conversion of systems and re-branding GWB branches to First Interstate Bank is expected to take place during the second calendar quarter of 2022.

Upon close of the transaction, five directors from GWB will join the FIBK Board of Directors. FIBK’s existing dual-class stock structure will sunset at the record date of FIBK’s next annual shareholder meeting, and FIBK will no longer be a controlled company. At that time, existing FIBK Class B common stock will be converted 1:1 into Class A common stock.

We are excited about joining forces with GWB to expand First Interstate’s footprint and feel this partnership will benefit both companies’ stakeholders by:

•	Providing additional returns for shareholders, as we expect the transaction to result in 20% EPS accretion in 2023, while at the same time is immediately accretive to both TBV per share and our TCE/TA ratio;

•	Providing growth and internal mobility opportunities for employees;

•	Offering clients additional locations, new products and services, and more people with whom to do business; and

•	Expanding the positive impact we can have in our communities with our more than $20 million contribution to the First Interstate Foundation.

For your convenience, I have attached the press release and presentation regarding the transaction. In addition, First Interstate and GWB management will review additional information during a live conference call beginning today, September 16, at 11 a.m. Eastern Time. The call may be accessed by dialing 1-877-507-0356. To participate via the Internet, log on to fibk.com. A replay will be available approximately one hour after the end of the conference call by dialing 1-877-344-7529. The replay access code is 10160269. The call will also be archived on fibk.com.

As always, we are happy to answer any further questions you may have. If you would like to schedule a call after today’s conference call, please contact me directly at 406-255-5311 or john.stewart@fib.com.

Sincerely,

John R. Stewart, CFA

Deputy Chief Financial Officer

406-255-5311
john.stewart@fib.com

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate BancSystem, Inc.’s (“FIBK”), Great Western Bancorp, Inc.’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication is being made with respect to the proposed transaction involving FIBK and GWB. This material is not a solicitation of any vote or approval of GWB stockholders and is not a substitute for the proxy statement/prospectus or any other documents that GWB may send to stockholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.

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